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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OPTICAL SENSORS INCORPORATED

(Name of Issuer)

Common Stock $.01 par value per share

(Title of Class of Securities)

68384P107

(CUSIP Number)

Barth Investment Company II, LP

(480) 488-7171

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement. ☐

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68384P107			Page 2 of 9

1.	Name of Reporting Person: Barth Investment Company II, LP		I.R.S. Identification Nos. of above persons (entities only): 20-2759429

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 333,360

		8.	Shared Voting Power: 452,842

		9.	Sole Dispositive Power: 333,360

		10.	Shared Dispositive Power: 452,842

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 333,360

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.4%

14.	Type of Reporting Person (See Instructions): PN

SCHEDULE 13D/A

Item 1.

     The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the “Common Stock”). The name of the issuer is Optical Sensors Incorporated (the “Company”). The principal executive office of the Company is 7615 Golden Triangle Drive, Suite C, Eden Prairie, MN 55344.

Item 2. Identity and Background

     The reporting person is Barth Investment Company II, LP (“Barth II”). Barth II is a Pennsylvania limited partnership. The principal business of Barth II is investing the funds of the limited partnership. The principal business and office of Barth II is located at 4201 Lenmar Drive, Coplay, Pennsylvania 18037. Barth II has not been a party to any civil or criminal proceeding required to be disclosed in response to this Item.

     The following information is provided for Barth Investment
     Company:

     (a) Name. Barth Investment Company II, LP.

     (b) State of Organization. Pennsylvania

     (c) Principal business. Investment of partnership funds.

     (d) Principal address. 4201 Lenmar Drive, Coplay. Pennsylvania 18037.

     (e) Criminal Proceedings. None.

     (f) Civil proceedings. None

Item 3. Source and Amount of Funds or Other consideration.

     Working capital of Barth II in the amount of $750,000.

Item 4. Purpose of Transaction

     All of the reported shares are held for investment purposes.

     Barth II presently plans to invest $250,000 with the Company for the purchase of an additional 2778 shares of Series C Convertible Preferred Stock on or before July 15, 2005.

     The reporting person has no other plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.

     (b) An extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

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     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company’s business or corporate structure;

     (g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) Number of Shares/Percentage of Class Beneficially Owned. Barth II beneficially owns 333,360 shares of the Company’s Common Stock representing 8.4% of the currently outstanding shares of Common Stock. All of such ownership arises on an as converted basis from Barth II’s holdings of 8,334 shares of Series C Convertible Preferred Stock that are convertible into 333,360 shares of Common Stock. See Item 5 (c) below.

     (b) Nature of Ownership. Barth II has sole power to vote and direct the disposition of all 333,360 shares reported as owned by it.

     (c) Recent Transactions. Pursuant to a Stock Purchase Agreement dated May 6, 2005, Barth II purchased a total of 8,334 shares of Series C Preferred Stock at a price of $90 per share for an aggregate purchase price of $ 750,000. Each share of Series C Preferred stock is convertible into forty (40) shares of Common Stock at a conversion price of $2.25 per Common share.

     (d) Rights to Dividends or Proceeds. None.

     (e) Not Applicable

Item 6. Contracts, Arrangements, understandings or Relationships With Respect to Securities of Issuer

     None.

Item 7. Materials to be Filed as Exhibits.

     None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2005	Barth Investment Company II, LP

	By	/s/ Bruce Barth

Bruce Barth – General Partner Name/Title

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